Schedule I

To

Sales Support Agreement

Effective January 1, 2012

Compensation Payable by The Penn Mutual Life Insurance Company

to

Hornor Townsend & Kent, Inc.

Pursuant to Section 3 of the Sales Support Agreement

Compensation paid on Individual Variable Annuity Contracts

With respect to Individual Annuity Contracts sold by designated Penn Mutual agent who are registered representatives of Hornor Townsend & Kent and contracted through Penn Mutual, shall pay as follows:

First Year Purchase Payments
Fee per Contract	$20
Premium Percentage	0.325%

Subsequent Purchase Payments
Fee per Contract	$1.50
Premium Percentage	0.30%

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year written above.

The Penn Mutual Insurance Company

/s/ Timothy Demetres
Timothy Demetres
Vice President & Chief Accounting Officer

Hornor Townsend & Kent, Inc.

/s/ Michelle Barry
Michelle Barry
President & CEO